Delisting Determination,The Nasdaq Stock Market, LLC,
June 9, 2010, Wegener Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Wegener Corporation
(the Company), effective at the opening of the trading session on June 21, 2010. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1). The Company sought a review of this determination by the Hearing Panel. Based on its review of information provided by the Company, the Panel,on February 16, 2010, granted the Company continued listing, contingent upon the Company regaining compliance by June 7, 2010. On April 8, 2010, The Company informed the Panel that it would not be able to meet the terms of the exception. The Panel notified the Company on April 20, 2010 that trading in the Companys securities would be suspended on April 22, 2010. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The Listing Council did not call the matter for review. The Panels Determination to delist the Company became final on June 4, 2010.